WESTERN ACQUISITION VENTURES CORP.

42 Broadway, 12th Floor

New York, NY 10004

January 7, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Western Acquisition Ventures Corp.
Registration Statement on Form S-4, as amended
Initially Filed February 13, 2023
File No. 333-269724

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Western Acquisition Ventures Corp. (the “Company”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-4, as amended (File No. 333-269724), to become effective on Friday, January 10, 2025, at 5:00 p.m., Eastern Time, or as soon thereafter as practicable.

The Company hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is aware of its obligations under the Act.

Very truly yours,

WESTERN ACQUISITION VENTURES CORP.

By:	/s/ James P. McCormick
Name:	James P. McCormick
Title:	Chief Executive Officer